China Automotive Systems, Inc.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City

Hubei Province, the People’s Republic of China

August 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Charles Eastman
Andrew Blume

Re:	China Automotive Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 30, 2022
File No. 0-33123

Ladies and Gentlemen:

On behalf of China Automotive Systems, Inc. (the “Company”), we are hereby providing the following responses to the comment letter from the staff of the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 20, 2022 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). To assist your review, we have presented the text of the Staff’s comment in italics below.

Form 10-K for the period ended December 31, 2021

Item 1. Business, page 4

1.                At the onset of Item 1, please revise to disclose prominently the following:

•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

•	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;

•	whether you have been or expect to be identified by the Commission under the HFCAA; and

•	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in Item 1 of future Annual Reports on Form 10-K to prominently disclose that its auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that the Company was identified by the Commission under the Holding Foreign Companies Accountable Act. The Company notes that it previously disclosed on page 21 of the Form 10-K that its auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and disclosed the potential negative effects of being identified by the Commission under the HFCAA, and will cross-reference this risk factor in future Annual Reports on Form 10-K.

The Company advises the Staff that the Company will revise its disclosure in Item 1 of future Annual Reports on Form 10-K to discuss how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect the Company, including the time frame change in PCAOB inspections for two consecutive years instead of three years. The Company notes that it previously included such disclosure in certain risk factors included on pages 21 and 22 of the Form 10-K and will cross-reference these risk factors in future Annual Reports on Form 10-K.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include disclosure as shown in Appendix A.

The Company undertakes to update Item 1A of its next Quarterly Report on Form 10-Q to include the risk factors as shown in Appendix D.

2.                At the onset of Item 1, please disclose prominently that you are not a Chinese operating company but a holding company incorporated in Delaware with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose, that contracts related to this structure have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in Item 1 of future Annual Reports on Form 10-K to prominently disclose that it is not a Chinese operating company, but a holding company incorporated in Delaware with operations conducted by its subsidiaries based in China. The Company confirms that it will provide a cross-reference to the detailed discussion of risks facing the Company as a result of this structure. The Company notes that Item 1 of the Form 10-K discloses that the Company is a Delaware entity and, through its Hong Kong subsidiary, owns interests in its Chinese subsidiaries. The Company notes that Item 1 of the Form 10-K also discloses that the Company is a holding company and has no significant business operations or assets other than its interests in its two direct wholly owned subsidiaries located in Hong Kong and the United States, respectively. The Company also respectfully notes that its Chinese operating entities are not variable interest entities and will explicitly state so in future Annual Reports on Form 10-K. The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include disclosure as shown in Appendix B.

3.                At the onset of Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of any securities you register for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise Item 1 in future Annual Reports on Form 10-K to address the legal and operational risks associated with being based in or having the majority of the Company’s operations in China, the potential effects of such matters on the Company’s operations and/or value of the Company’s securities, and how these risks may significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Company confirms that it will revise its disclosure in Item 1 in future Annual Reports on Form 10-K to discuss recent statements and regulatory actions by China’s government and their effect on the Company. The Company notes that the Form 10-K contains several risk factors addressing these risks in the section titled “Item 1A. Risk Factors - Risks Related To Doing Business In China And Other Countries Besides The United States”.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix A and Appendix C.

The Company undertakes to update Item 1A of its next Quarterly Report on Form 10-Q to include the risk factors as shown in Appendix D.

4.                Disclose in Item 1 that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise Item 1 in future Annual Reports on Form 10-K to disclose that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely the Company’s auditor, and that as a result an exchange may determine to delist the Company’s securities. The Company confirms that it will also disclose that its auditor is subject to the determinations announced by the PCAOB on December 16, 2021. The Company notes that it previously disclosed on page 21 of the Form 10-K that its auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and disclosed the potential negative effects of being identified by the Commission under the HFCAA.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix A.

The Company has included the risk factor included in Appendix H in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022.

5.                At the onset of Item 1, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in future Annual Reports on Form 10-K the risks that the Company’s corporate structure and of having significant operations in China pose to investors. The Company will describe the significant regulatory, liquidity, and enforcement risks, including risks arising from the legal system in China; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene in or influence the Company’s operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the Company’s operations and/or the value of the Company’s securities.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix C.

The Company undertakes to update Item 1A of its next Quarterly Report on Form 10-Q and Item 1A of its next Annual Report on Form 10-K to include the risk factors as shown in Appendix D.

6.                Disclose within Item 1 each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure in Item 1 of future Annual Reports on Form 10-K to disclose each permission or approval that the Company and its subsidiaries are required to obtain from Chinese authorities to operate their business and to offer securities to foreign investors, including whether the Company and its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the Company’s operations. The Company will also describe the consequences to it and its investors if (i) the Company and its subsidiaries (a) do not receive or maintain such permissions or approvals, or (b) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and the Company is required to obtain such permissions or approvals in the future.

The Company undertakes to update Item 1 in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix E.

7.                At the onset of Item 1, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed between the holding company and its subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include the disclosure set forth in Appendix F in future Annual Reports on Form 10-K.

Item 1A. Risk Factors.

Risks related to doing business in China and other countries besides the United States, page 16

8.                Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company undertakes to update Item 1A of its next Quarterly Report on Form 10-Q and Item 1A of its next Annual Report on Form 10-K to include the risk factors as shown in Appendix D.

The recent state government interference into business activities of U.S.-listed Chinese companies may negatively impact our operations, page 20

9.                In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise its disclosure to explain how this oversight impacts its business and to what extent the Company believes that it is compliant with the regulations or policies that have been issued by the CAC to date. The Company undertakes to update Item 1A of its next Quarterly Report on Form 10-Q and Item 1A of its next Annual Report on Form 10-K to include the risk factors as shown in Appendix D.

General

10.             As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company previously included a risk factor on page 19 of the Form 10-K discussing the difficulty of bringing actions and enforcing judgments against its officers and directors. Please see the risk factor titled “It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.” The Company confirms that it will supplement the risk factor with additional disclosure, as shown in Appendix G. The Company also believes that Item 101(g) is inapplicable because Item 101(g) applies to foreign private issuers and the Company is a domestic issuer organized under the laws of the State of Delaware.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (jieli@chl.com.cn).

Sincerely,

/s/ Jie Li
Name: Jie Li
Title: Chief Financial Officer

cc: David A. Sakowitz, Esq., Winston & Strawn LLP

Appendix A

Because the majority of our operations are in mainland China and our auditor has been located in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (“PCAOB”) is currently unable to conduct inspections without the approval of Chinese authorities, there have been concerns regarding oversight of the audits of our financial statements filed with the SEC. In April 2022, the Staff conclusively identified us under the Holding Foreign Companies Accountable Act (“HFCAA”) as an issuer that uses an auditor that the PCAOB is unable to inspect or investigate completely. If the PCAOB continues to be unable to inspect our audit firm in the PRC for three consecutive years, the HFCAA requires the SEC to prohibit the trading of our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States.

In addition, the U.S. Senate and U.S. House of Representatives have each passed bills, which, if enacted, would decrease the number of non-inspection years from three consecutive years to two, thus reducing the time period before our securities may be prohibited from trading on a U.S. securities exchange or delisted from Nasdaq. The foregoing could adversely affect the market price of our securities and our ability to raise capital effectively.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, are required to be registered with the PCAOB and to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and applicable professional standards. Because our current auditor is located in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of Chinese authorities, our auditor is not currently inspected by the PCAOB.

PCAOB inspections of auditors located outside of mainland China and Hong Kong have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the PCAOB’s inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China and Hong Kong prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections, which could result in limitations or restrictions on our access to the U.S. capital markets.

Furthermore, in recent years, the U.S. Congress and regulatory authorities have continued to express concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of this continued focus on access to audit and other information currently protected by national law, in particular under Chinese law, the United States enacted the HFCAA in December 2020. The HFCAA requires the SEC to identify issuers that have filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction (a “Commission-Identified Issuer”). Under the HFCAA, if the SEC conclusively identifies an issuer as a Commission-Identified Issuer for three consecutive years, the SEC is required to prohibit the trading of the issuer’s securities on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including over-the counter markets in the United States. Our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our securities being delisted.

Furthermore, in June 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years (as opposed to the three years under the HFCAA). In February 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”), which similarly would amend the HFCAA to shorten the number of non-inspection years from three years to two years. The America COMPETES Act, however, includes a broader range of legislation than the AHFCA Act in response to the U.S. Innovation and Competition Act passed by the U.S. Senate in 2021. The U.S. House of Representatives and the U.S. Senate will need to agree on amendments to these respective bills to allow the legislature to pass their amended bills before the President can sign the bill into law. It is unclear if or when either of these bills will be signed into law.

In September 2021, the PCAOB adopted PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely a registered public accounting firm located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction for the purposes of the HFCAA. PCAOB Rule 6100 establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the PCAOB will reaffirm, modify or vacate any such determinations. In November 2021, the SEC announced that it had approved Rule 6100. In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA for Commission-Identified Issuers, which became effective on January 10, 2022. In addition, the PCAOB issued a Determination Report, pursuant to PCAOB Rule 6100, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. The SEC began to identify Commission- Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was so identified. If an issuer is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the issuer will be required to comply with the submission or disclosure requirements in its annual report for the fiscal year ended December 31, 2022. In April 2022, SEC staff conclusively identified the Company as a Commission-Identified Issuer. If we continue to be identified as a Commission-Identified Issuer that uses an auditor not subject to PCAOB inspection for three consecutive years, or, if the AHFCAA or the America COMPETES Act is passed, two consecutive years, our securities may be delisted from Nasdaq as a result. Delisting of our securities would force holders of our securities to sell their securities. Further, we may be prohibited from listing our securities on another U.S. securities exchange. The market price of our securities could be adversely affected as a result of anticipated negative impacts of such legislative or executive actions upon, as well as negative investor sentiment toward, companies with significant operations in mainland China and Hong Kong that are listed in the United States, regardless of whether such actions are implemented and regardless of our actual operating performance.

For a detailed description of risks related to our doing business in China, see “Item 1A. Risk Factors - Risks Related To Doing Business In China And Other Countries Besides The United States.”

Appendix B

Our Corporate Structure

The Company is not a PRC operating company but a Delaware holding company with operations primarily conducted through its wholly owned direct subsidiaries, Genesis and HLUSA, and its several indirect subsidiaries that are either wholly owned or majority owned by either Genesis or HLUSA. Our investors hold shares of common stock in China Automotive, the Delaware holding company.

We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in China.

Our holding company structure presents unique risks as our investors may never directly hold equity interests in our operating subsidiaries and will be dependent upon dividends and other distributions from our subsidiaries to finance our cash flow needs. Our ability to receive dividends and other contributions from our subsidiaries are significantly affected by regulations promulgated by Hong Kong and PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations may materially affect our operations and or the value of our securities, including causing the value of our securities to significantly decline or become worthless. For a detailed description of the risks facing the Company associated with our structure, please refer to “Item 1A. Risk Factors – Risks Related to Doing Business in China and Other Countries Besides the United States.”

Currently, PRC laws and regulations do not prohibit direct foreign investment in our operating subsidiaries. Nonetheless, in light of the recent statements and regulatory actions by the PRC government, such as those related to the promulgation of regulations prohibiting foreign ownership of Chinese companies operating in certain industries, which are constantly evolving, and anti-monopoly concerns, we may be subject to the risks of uncertainty of any future actions of the PRC government in this regard, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors, and the resulting adverse change in value to our common stock. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of the Company’s securities to continue to trade on Nasdaq, which would likely cause the value of our securities to significantly decline or become worthless.

Appendix C

Doing Business in China

As a result of our operations in China, the Chinese government may intervene in or exert influence over our operations at any time with little or no advanced notice, which could result in a material change in our operations and/or the value of our securities. For example, the Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company.

Furthermore, the Chinese government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China, including enforcement actions against illegal activities in the securities market, enhancing supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security (the “Draft Cyber Data Security Regulations”) for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities in the United States, Hong Kong or other markets could be negatively affected, and as a result, the trading prices of our securities could significantly decline or become worthless. For a detailed description of risks related to our doing business in China, see “Item 1A. Risk Factors - Risks Related To Doing Business In China And Other Countries Besides The United States.”

Appendix D

Because a majority of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, there remain uncertainties regarding the application, interpretation, and enforcement of new and existing laws and regulations in the PRC. Compliance with the complex and evolving PRC laws, regulations, and regulatory statements may be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

•	Delay or impede our development,
•	Result in negative publicity or increase our operating costs,
•	Require significant management time and attention, and
•	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our securities.

The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries; such oversight could result in a material change in our operations and/or the value of our securities or could significantly limit our ability to offer or continue to offer securities and/or other securities to investors and cause the value of such securities to significantly decline.

The PRC government has significant oversight over the conduct of the business of our PRC subsidiaries and may intervene or influence our operations in mainland China, which may potentially result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) released the Provisions of the State Council on the Administration of Domestic Companies Offering Securities for Overseas Listing (Revision Draft for Comments) (the “Draft Provisions”) and the Administrative Measures for the Filing of Domestic Companies Seeking Overseas Securities Offering and Listing (the Filing Measures, or collectively, the Draft Overseas Listing Regulations) for public comment. The Draft Provisions provide for a general filing regulatory framework, and the Filing Measures set out more detailed terms and procedures of the filing requirements. Pursuant to the Draft Overseas Listing Regulations, domestic companies that apply for direct offerings and listings in an overseas market or an indirect offerings and listings in the name of an offshore entity are required to, among others, file and report to the CSRC, if: (i) the total assets, net assets, revenues or profits of the PRC operating entity of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period and (2) the senior managers in charge of business operation and management of the issuer are mostly PRC citizens or have habitual residence in the PRC, and its main places of business are located in the PRC or main business activities are conducted in the PRC. Based on our global assets, operations and management outside of the PRC, we believe that we would be subject to the Draft Overseas Listing Regulations if we were to conduct an offering in the future in the United States.

According to questions and answers published by the CSRC on December 24, 2021, the record-filing requirement would be imposed starting from the new listing and new financing activities and the sufficient transition period would be given for the existing public companies offering their securities on overseas stock exchanges before the effectiveness of these regulations. If we are deemed to be subject to the Draft Overseas Listing Regulations and we fail to complete the filing procedures with the CSRC for any of our follow-on offerings in an overseas stock market, such as Nasdaq, or fall within any of the circumstances where our follow-on offering is prohibited by the State Council, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be suspended and their business qualifications and licenses may be revoked. However, uncertainties exist regarding the interpretation of the Draft Overseas Listing Regulations, as well as interpretation of the final form of these regulations and implementation thereof after promulgation.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Intensifying Crack Down on Illegal Securities Activities, which call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. The PRC government has indicated that it may exert more control or influence over offerings of securities conducted overseas. If the PRC authorities attempt to exercise such control or influence through regulation over our PRC subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our business, results of operations and financial condition. Moreover, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Currently, these statements and regulatory actions have had no impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and list our securities on a U.S., Hong Kong, or other stock exchange.

The approval of, or filing or other procedures with, the CSRC or other Chinese regulatory authorities may be required in connection with issuing our equity securities to foreign investors under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures. We are also required to obtain business licenses from Chinese authorities in connection with our general business activities currently conducted in China.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the State Council jointly promulgated the Opinions on Intensifying Crack Down on Illegal Securities Activities, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and administration of classified information. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure investors that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims.

Furthermore, on December 24, 2021, the CSRC promulgated the Draft Overseas Listing Rules, which, among others, require certain companies to fulfill a filing procedure in respect of its offering and listing in the stock markets outside of China if such companies meet the criteria set forth in the Draft Overseas Listing Rules. As the Draft Overseas Listing Rules were released only for public comment, the final version and the effective date thereof may be subject to change with substantial uncertainty.

As of the date of this report, we have not received any inquiry, notice, warning or sanction regarding obtaining approval, completing filing or other procedures in connection with offering our equity securities to foreign investors in foreign stock markets from the CSRC or any other Chinese regulatory authorities that have jurisdiction over our operations. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of, filing or other procedure with the CSRC or any other regulatory authority is required for issuing our equity securities in foreign stock markets, it is uncertain whether we will be able to and how long it would take for us to obtain the approval or complete the filing or other procedure, despite our best efforts. If we, for any reason, are unable to obtain or complete, or experience significant delays in obtaining or completing, the requisite relevant approval(s), filing or other procedure(s), we may face sanctions by the CSRC or other Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of funds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. In addition, if the CSRC or other regulatory authorities later promulgate new rules requiring that we obtain their approvals or complete filing or other procedures for any future public offerings in foreign stock markets, we may be unable to obtain a waiver of such requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such a requirement could have a material adverse effect on the trading price of our securities.

The PRC government has significant oversight and discretion over the conduct of the business operations of our PRC subsidiaries or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.

The PRC government may intervene or influence the operations of our PRC subsidiaries at any time with little to no advanced notice, which could result in a material change in our operations and/or the value of our securities. For example, the PRC government recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. For example, on December 28, 2021, the Cyberspace Administration of China (“CAC”) adopted rules mandating that an issuer who is a “critical information infrastructure operator” or a “data processing operator” as defined therein and who possesses personal information of more than one million users, and intends to have its securities listed for trading in a foreign country must complete a cybersecurity review by the CAC. Alternatively, relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. The rules became effective on February 15, 2022. Moreover, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022, and will regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor that has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the prior year; or (iv) other circumstances as requested by the Cyberspace Administration of China.

The new CAC rules do not appear to apply to the Company or its subsidiaries at this time. As advised by our PRC counsel, Zhong Lun Law Firm, as of the date of this report, (i) the Company does not hold personal information of over one million users; (ii) the Company and its subsidiaries have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review; (iii) data processed in the Company’s business does not have a bearing on national security and may not be classified as core or important data by the PRC governmental authorities; and (iv) none of the Company and its subsidiaries provides any important data, personal information or sensitive personal data outside the territory of PRC, therefore, the Company believes it is not required to pass cybersecurity review of CAC. If the Chinese government’s interference expands, our operations may be negatively impacted in a significant way, although, presently, there is no discernible immediate impact.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

Our operations in China are governed by the PRC laws and regulations. We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulations regarding foreign investment and manufacturing, which could have a material adverse effect on our business and our ability to operate our business in China.

For example, two draft regulations relating to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading — namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) — were recently released in December 2021 for public comments. Pursuant to such draft regulations, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing, among which, (i) if an issuer listed in other overseas markets after overseas offerings, the issuer shall submit to the CSRC filing documents within three working days after such application is submitted; (ii) if an issuer issues overseas listed securities after listing abroad and issues such securities aiming at purchasing assets, the issuer shall submit to the CSRC filing documents within three working days after the issue is completed, however, if the assets purchased are domestic assets, the filing procedure shall be performed within three working days from the date of the first announcement of the transaction; and (iii) if the significant events, such as change of control and delisting, occur after the issuer’s overseas listing, it should report the details to CSRC within three working days from the date of occurrence. Uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation. If those two rules were adopted in the current form, we may be required to file documents regarding the events listed in the regulations with the CRSC before or after the events occurred.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have some discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. These uncertainties may impede our ability to enforce contracts in China and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business, and impede our ability to continue our operations and proceed with our future business plans.

Appendix E

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiary Genesis, which owns interests in eight Sino-joint ventures and seven wholly owned subsidiaries in the PRC. Our operations in China are governed by PRC laws and regulations. As advised by our PRC counsel, Zhong Lun Law Firm, as of the date of this report, these entities have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations, including, among others, certain business licenses, approvals for the establishment of enterprises with foreign investment, approvals for overseas direct investment and environmental and occupational safety and health approvals. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 1A - Risk Factors — Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Appendix F

Cash Flows through Our Organization

China Automotive is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries, particularly Genesis, which owns interests in eight Sino-joint ventures and seven wholly owned subsidiaries in the PRC. As a result, although other means are available for us to obtain financing at the holding company level, China Automotive’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to China Automotive. In addition, our PRC subsidiaries are permitted to pay dividends to China Automotive only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB 465.9 million, RMB 499.8 million and RMB 504.7 million as of December 31, 2019, 2020 and 2021, respectively.

Under PRC law, China Automotive may provide funding to its PRC subsidiaries only through capital contributions or loans.

During the fiscal years ended December 31, 2019, 2020 and 2021, the Company received loans which were interest free from its subsidiaries in the aggregate amount of $4.3 million, $6.6 million and $2.5 million, respectively, and no principal was repaid in such years.

Although the Company announced a special cash dividend of $0.18 per common share to the Company’s shareholders of record as of the close of business on June 26, 2014, it does not anticipate paying any other cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business. Any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Company’s board of directors deems relevant.

Appendix G

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the Company’s assets are located in China, nine of its directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Appendix H

Our shares may be delisted from Nasdaq Stock Market and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. In April 2022, the Staff conclusively identified us under the HFCAA as an issuer that uses an auditor that the PCAOB is unable to inspect or investigate completely. If the PCAOB continues to be unable to inspect our audit firm in the PRC for three consecutive years, the HFCAA requires the SEC to prohibit the trading of our securities on a national securities exchange, including Nasdaq, or on over-the-counter markets in the United States. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party, including the text of any such charter. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

In April 2022, SEC staff conclusively identified the Company as a Commission-Identified Issuer. If we continue to be identified as a Commission-Identified Issuer that uses an auditor not subject to PCAOB inspection for three consecutive years, our securities may be delisted from Nasdaq as a result.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the shares could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements to be included in our Form 10-K for the year ending December 31, 2023 which is due by March 31, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the Nasdaq Stock Market and our shares will not be permitted for trading “over-the-counter” either.

Delisting of our securities would force holders of our securities to sell their securities. Further, we may be prohibited from listing our securities on another U.S. securities exchange. The market price of our securities could be adversely affected as a result of anticipated negative impacts of such legislative or executive actions upon, as well as negative investor sentiment toward, companies with significant operations in mainland China and Hong Kong that are listed in the United States, regardless of whether such actions are implemented and regardless of our actual operating performance.